# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICON PLC, CIK 0001060955
CUSIP: G4705A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: South County Business Park, Leopardstown, Dublin 18, Ireland (L2), D18 X5R3
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-16-007798
Filed by CIK 0001061186

## Reporting persons
- WCM Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 199,946; shared voting power 0; sole dispositive power 199,946; shared dispositive power 0; aggregate amount beneficially owned 199,946 (0.2516% of the class)

## Item 1. Issuer
Name of issuer: ICON PLC
Address of issuer's principal executive offices: South County Business Park, Leopardstown, Dublin 18, IRELAND D18 X5R3

## Item 2. Person Filing
Name of person filing: WCM Investment Management, LLC
Address of principal business office or, if none, residence: 281 Brooks Street, Laguna Beach, California 92651
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 199946
Percent of class: 0.2516
Sole power to vote or to direct the vote: 199946
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 199946
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WCM Investment Management, LLC: /s/ David J. Joerger, Chief Compliance Officer (07/02/2025)